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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

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                                McM CORPORATION
                           (Name of Subject Company)

                               ------------------

                         IAT REINSURANCE SYNDICATE LTD.

                                      AND



                                PETER R. KELLOGG

                                    (Bidder)

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                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

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                                   552674103
                     (CUSIP Number of Class of Securities)

                               ------------------

                              MARGUERITE R. GORMAN
                                   SECRETARY
                         IAT REINSURANCE SYNDICATE LTD.
                           C/O SPEAR, LEEDS & KELLOGG
                                  120 BROADWAY
                            NEW YORK, NEW YORK 10271
                           TELEPHONE: (212) 433-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                             ROBIN L. HINSON, ESQ.
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                           TELEPHONE: (704) 377-2536

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
 CUSIP No.       552674103           SCHEDULE 14D-1 and SCHEDULE 13D
              ---------------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           IAT REINSURANCE SYNDICATE LTD.
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           WC
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IC, CO

---------------

(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement (as defined herein) pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer (as defined herein) to purchase 658,900 shares of Common Stock, (as hereinafter defined) of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement (as defined herein) with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. IAT Reinsurance Syndicate Ltd. disclaims beneficial ownership of such shares.

 CUSIP No.       552674103           SCHEDULE 14D-1 and SCHEDULE 13D
              ---------------


    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           PETER R. KELLOGG
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           N/A
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IN

---------------

(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer to purchase 658,900 shares of Common Stock of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. Peter R. Kellogg, holder of 100% of the voting securities of IAT Reinsurance Syndicate Ltd., disclaims beneficial ownership of such shares.

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


     This Amendment No. 1 (this "Amendment No. 1") is to the Tender Offer Statement on Schedule 14D-1, as amended (the "Statement"), that relates to the offer by IAT Reinsurance Syndicate Ltd., a Bermuda corporation ("Purchaser"), to purchase up to 35% of the outstanding shares (the "Shares") of Common Stock, par value $1.00 per Share (the "Common Stock"), of McM Corporation, a North Carolina corporation (the "Company"), at a price of $3.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.



     This Statement also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser and Peter R. Kellogg, the holder of 100% of the voting securities of Purchaser (the "Shareholder"), of beneficial ownership of all Shares to be purchased pursuant to this Statement and all Shares to be purchased pursuant to the Trust Purchase Agreement (as defined herein) described in Item 7 of this Statement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.



     Capitalized terms used in this Amendment No. 1 but not defined herein have the meanings assigned to such terms in the Offer to Purchase and the Statement.


2.  IDENTITY AND BACKGROUND


     (a)-(d) and (g) This Statement is filed by Purchaser and the Shareholder. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of the Shareholder and each of the executive officers and directors of Purchaser are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser") and Schedule I of the Offer to Purchase and are incorporated herein by reference.



     (e) and (f) During the last five years, neither Purchaser, the Shareholder, nor, to the best knowledge of Purchaser and Shareholder, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



10.  ADDITIONAL INFORMATION



     Item 10 is hereby amended and supplemented by adding to the end thereof the following:



     The boldface paragraph appearing in Section 7 of the Offer to Purchase (the second full paragraph on page 12) is hereby amended and restated in its entirety to read as follows:



     PROJECTED INFORMATION OF THIS TYPE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE PROJECTIONS. THESE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE COMPANY OR DICTATED BY INSURANCE REGULATORY REQUIREMENTS, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS INCLUDING ASSUMED INTEREST EXPENSE AND EFFECTIVE TAX RATES CONSISTENT WITH HISTOR-


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ICAL LEVELS FOR THE COMPANY, ALL OF WHICH ARE DIFFICULT TO PREDICT, MANY OF
WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY PURCHASER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WILL BE REALIZED OR THAT ACTUAL RESULTS WILL NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO PURCHASER BY THE COMPANY. NONE OF PURCHASER, ITS SHAREHOLDERS OR THEIR FINANCIAL ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS. NONE OF PURCHASER, ITS SHAREHOLDERS, THE COMPANY AND ANY OF THEIR FINANCIAL ADVISORS HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THESE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THESE PROJECTIONS ARE SHOWN TO BE IN ERROR.



     The fourth paragraph appearing in Section 11 of the Offer to Purchase (the fourth full paragraph on page 26) is hereby amended and restated in its entirety to read as follows:



     The Purchaser believes, under its interpretation of the Code, that the consummation of the Offer and the Related Transactions will permit the ongoing existence and use of the NOLs as described above in that the Offer and the Related Transactions do not constitute an ownership change under Section 382 of the Code. There can be no assurance, however, that if challenged, Purchaser's interpretation would be sustained by the Internal Revenue Service or any court. The Purchaser has not received any legal opinion with respect to the tax consequences of the Offer or the Related Transactions on the Purchaser, the Company or any shareholder of the Company. If the Company were unable to successfully defend such interpretation, the Company would be denied the potential benefit of significant amounts of its NOLs. The loss of such NOLs, however, would be detrimental to the Company only to the extent it is able to generate taxable income in excess of the NOLs that are otherwise available. Although Purchaser can give no assurance as to whether or when it might acquire additional Shares of the Company, Purchaser anticipates that its analysis of whether and when to do so may depend upon its assessment of the value of available NOLs in relation to the financial performance, including the future generation of taxable income, if any, of the Company.



     The initial clause contained in first sentence of Section 14 of the Offer to Purchase (page 29) is hereby amended and restated in its entirety to read as follows:



     14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if prior to the Expiration Date (i) the Minimum Condition shall not have been satisfied, (ii) approval of the transactions contemplated by the Trust Purchase Agreement by the Delaware Chancery Court shall not have been obtained, (iii) approval of the Offer and the Related Transactions by the Commissioners of Insurance in the States of North Carolina and California shall not have been obtained, (iv) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (v) at any time on or after the date of the Offer and Rights Agreement, and prior to the Expiration Date, any of the following conditions shall exist:


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11. MATERIAL TO BE FILED AS EXHIBITS



     Item 11 is hereby amended by adding the following, which is attached hereto as an exhibit:



        (a)(11)  Text of Press Release dated August 21, 1998.


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IAT REINSURANCE SYNDICATE LTD.

                                                        By:    /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                        Name:  Peter R. Kellogg
                                                        Title: President

                                                        By:    /s/ Marguerite R. Gorman
                                                               ---------------------------------------
                                                        Name:  Marguerite R. Gorman
                                                        Title: Secretary


August 21, 1998


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                               Peter R. Kellogg


August 21, 1998


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